                   SECURITIES AND EXCHANGE COMMISSION

                          Washington, DC 20549

                               FORM 11-K

                Annual Report Pursuant to Section 15(d)
                 of the Securities Exchange Act of 1934


For the year ended December 31, 1999     Commission file number 0-13880


A.   Full title of the Plan

     ENGINEERED SUPPORT SYSTEMS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                    ENGINEERED SUPPORT SYSTEMS, INC.
                             201 EVANS LANE
                       ST. LOUIS, MISSOURI 63121
                             (314) 553-4000


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                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

                              ENGINEERED SUPPORT SYSTEMS, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN



Date: 6/28/00                 Gary C. Gerhardt
      -------------           -----------------------------------------
                              Gary C. Gerhardt
                              Vice Chairman-Administration and
                              Chief Financial Officer of
                              Engineered Support Systems, Inc.
                              and Member of the Administrative
                              Committee of the Plan

                REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Engineered Support Systems, Inc.
Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
June 23, 2000



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STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan
                                                                     December 31
                                                             --------------------------
                                                                 1999           1998
                                                             -----------    -----------
Assets:
Cash and cash equivalents                                    $    99,037    $   246,879

Investments, at fair value                                    26,855,829     18,811,177

Contributions receivable:
      Employer                                                     3,813          4,377
                                                             -----------    -----------
            Total assets                                      26,958,679     19,062,433
                                                             -----------    -----------

Liabilities:
Accrued interest                                                   3,813          4,377
Long-term debt                                                   553,500        701,100
                                                             -----------    -----------
            Total liabilities                                    557,313        705,477
                                                             -----------    -----------

Net Assets Available for
      Plan Benefits                                          $26,401,366    $18,356,956
                                                             ===========    ===========

See notes to financial statements





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

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan
                                                               Year Ended December 31
                                                             --------------------------
                                                                 1999           1998
                                                             -----------    -----------
Additions:
Investment income:
      Net realized and unrealized
            gain (loss) on Engineered Support
            Systems, Inc. common stock                       $(2,108,837)   $ 1,455,290
      Net gain from common
            collective trusts                                  2,008,826        746,488
      Interest and dividend income                                92,485         51,785
                                                             -----------    -----------
                                                                  (7,526)     2,253,563
                                                             -----------    -----------

Contributions:
      Participant                                              1,748,625        594,884
      Employer                                                 1,335,079        513,240
                                                             -----------    -----------
                                                               3,083,704      1,108,124
                                                             -----------    -----------

Transfer from Marlo Coil
      Employees Retirement Plan                                               5,999,140

Transfer from Keco Industries
      401(k) Profit Sharing Plan                               6,633,179
                                                             -----------    -----------
            Total additions                                    9,709,357      9,360,827
                                                             -----------    -----------

Deductions:
Benefits paid to participants                                  1,617,877      2,882,640
Interest expense                                                  47,070         61,272
                                                             -----------    -----------
            Total deductions                                   1,664,947      2,943,912
                                                             -----------    -----------

            Net increase                                       8,044,410      6,416,915

Net Assets Available for Plan
      Benefits at Beginning of Year                           18,356,956     11,940,041
                                                             -----------    -----------

Net Assets Available for Plan
      Benefits at End of Year                                $26,401,366    $18,356,956
                                                             ===========    ===========

See notes to financial statements

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NOTES TO FINANCIAL STATEMENTS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan

December 31, 1999

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the Plan) are presented on the accrual basis of accounting. Benefits due to participants are recorded as a reduction in net assets available for Plan benefits when paid. At December 31, 1999 and 1998, undistributed withdrawals to participants totaled $932,744 and $206,053, respectively, representing allocations of net assets available for Plan benefits.

Investments in Engineered Support Systems, Inc. (the Company) common stock are stated at fair value based on the last reported sales price on December 31, 1999 and 1998, respectively. Investments in common collective trusts, including the Overseas Equity Portfolio (managed by Brandes Investment Partners), the Mid-Cap Value Portfolio, formerly the Target Value Portfolio (managed by Ariel Capital Management Inc.), the Small Company Growth Portfolio, formerly the Emerging Growth Portfolio
(managed by Credit Suisse Asset Management), the Large Company Value Portfolio, formerly the Value Equity Portfolio (managed by Scudder
Kemper Investments), the Capital Growth Portfolio (managed by Montag & Caldwell), the Strategic Bond Portfolio (managed by Lazard Asset Management) and the Guaranteed Investment Contract Portfolio (managed by Mitchell Hutchins Asset Management) are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager.

Investment income is recorded as earned. Net realized gains or losses on security transactions represent the difference between proceeds received and cost. In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation is reflected in the Statements of Net Assets Available for Plan Benefits and the change in net unrealized appreciation or depreciation is reflected in the Statements of Changes in Net Assets Available for Plan Benefits.

Investments are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Notes receivable, representing loans to participants, are valued at their outstanding principal amount. These notes bear interest at a rate equal to the prime interest rate as of the effective date of the loan plus one percentage point.

Administrative expenses of the Plan are paid by the Company.


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

NOTE B - DESCRIPTION OF THE PLAN

The Plan is a combined 401(k) savings plan and a payroll-based employee stock ownership plan covering all salaried employees and the non-salaried employees not otherwise covered by a collective bargaining agreement of the Company's following wholly-owned subsidiaries: Engineered Air Systems, Inc., Engineered Specialty Plastics, Inc., Engineered Coil Company, d/b/a Marlo Coil, Keco Industries, Inc. and Engineered Electric Company, d/b/a Fermont. Eligible employees age 21 or older who have attained one year of service may enroll in the Plan. Upon enrollment, participants may elect to defer from 1% to 15% of their compensation in the Plan, up to a maximum of $10,000 for the years ended December 31, 1999 and 1998, respectively. Under current Internal Revenue Service regulations, this maximum amount is adjusted annually for cost of living increases.

Contributions under the Plan consist of the following:
     1. The amount of the salary deferrals of all Plan participants (the employee contribution).

     2. The Company's discretionary contribution of an amount no less than the amount sufficient to pay the monthly installments of the bank loan (the employer discretionary contribution).

     3. The Company's matching contribution of no less than 25% of each employee's contribution up to a maximum of 6% of the employee's earnings (the employer matching contribution).

Employee and employer contributions are 100% vested.

At December 31, 1999, the following investment options existed with respect to employee contributions:

     Engineered Support Systems, Inc. common stock.

     Small Company Growth Portfolio, which invests in equity securities of small market capitalization companies that the manager believes have significant growth potential.

     Capital Growth Portfolio, which invests in equity securities of large market capitalization companies which the manager believes have significant growth potential.

     Overseas Equity Portfolio, which invests in equity securities of non-U.S. companies in both mature and emerging economies around the world.

     Mid-Cap Value Portfolio, which invests in equity securities of medium market capitalization companies which the manager believes sell at a discount to actual value.

     Large Company Value Portfolio, which invests in equity securities of large market capitalization companies which the manager believes sell at a discount to actual value.

     Strategic Bond Portfolio, which invests in a diversified range of bonds and other fixed income securities.

     Guaranteed Investment Contract Portfolio, which invests in fixed income securities, primarily insurance and bank investment contracts.

All contributions by the Company are made in the form of Engineered Support Systems, Inc. common stock.

The Plan allows participants to borrow from existing balances in their Plan investments. These loans are to be repaid with interest over a period not to exceed five years.

The Plan Administrator is Engineered Air Systems, Inc. acting through its Chairman, Michael F. Shanahan Sr. Mr. Shanahan has appointed an Administrative Committee to administer the Plan. The Company bears all expenses of administering the Plan, including any compensation of the trustee, PW Trust Company. No trustee fees or other administrative expenses were paid from Plan assets during the years ended December 31, 1999 or 1998.

Information about the Plan, including provisions for vesting, allocation of earnings, withdrawal provisions and the impact of Plan termination is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from the Company.

At December 31, 1999, Plan participants had elective account balances in the following investments:

          Engineered Support Systems, Inc. common stock   380
          Small Company Growth Portfolio                  178
          Capital Growth Portfolio                        469
          Overseas Equity Portfolio                       379
          Mid-Cap Value Portfolio                         179
          Large Company Value Portfolio                   400
          Strategic Bond Portfolio                        140
          Guaranteed Investment Contract Portfolio        163

NOTE C - INVESTMENTS

The following schedule presents information regarding Plan investments:


                                                       December 31, 1999                 December 31, 1998
                                                   --------------------------        -------------------------
                                                   Fair Value        Cost            Fair Value       Cost
                                                   -----------    -----------        -----------   -----------
Engineered Support Systems, Inc.
      common stock, 766,249 and 638,512
      shares, respectively                         $ 9,194,988    $ 4,606,842        $ 9,497,866   $ 2,891,817

Capital Growth Portfolio, managed by
      Montag & Caldwell, 146,903 and
      70,204 shares, respectively                    5,312,592      4,245,621          2,055,934     1,912,524

Large Company Value Portfolio,
      managed by Scudder Kemper
      Investments, 75,525 and 39,720
      shares, respectively                           3,758,746      4,032,518          2,219,888     2,086,605

Overseas Equity Portfolio, managed by
      Brandes Investment Partners, 123,089
      and 72,437 shares, respectively                2,980,350      2,027,925          1,111,479     1,046,802

Guaranteed Investment Contract
      Portfolio, managed by Mitchell
      Hutchins Asset Management, 75,350
      and 44,604 shares, respectively                1,710,434      1,540,553            955,409       833,853

Small Company Growth Portfolio,
      managed by Credit Suisse Asset
      Management, 17,553 and 15,777
      shares, respectively                           1,330,782        889,741            779,017       808,705

Mid-Cap Value Portfolio, managed by
      Ariel Capital Management, Inc.,
      57,968 and 48,397 shares, respectively         1,116,005        877,064            919,342       684,098

Strategic Bond Portfolio, managed by
      Lazard Asset Management, 53,913 and
      59,024 shares, respectively                      774,833        771,277            866,943       839,865

Notes receivable from participants with
      remaining maturities of 1 month to
      5 years bearing interest rates ranging
      from 8.75% to 10.00% at December 31,
      1999 and from 8.25% to 10.00% at
      December 31, 1998                                677,099        677,099            405,299       405,299
                                                   -----------    -----------        -----------   -----------

                 Total                             $26,855,829    $19,668,640        $18,811,177   $11,509,568
                                                   ===========    ===========        ===========   ===========

Engineered Support Systems, Inc. common stock includes both participant-directed and nonparticipant-directed investments. All other investments are solely participant-directed.




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NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments, primarily all of which represent investments in Engineered Support Systems, Inc. common stock, is a follows:

                                                               Year Ended December 31
                                                               ----------------------
                                                                 1999           1998
                                                              ----------     ----------
Net Assets at Beginning of Year                               $5,666,823     $5,012,504

Contributions                                                  1,335,079        513,240
Realized and unrealized gain (loss), net                      (1,212,353)     1,270,714
Transfers to participant-directed
      investments                                                               (25,949)
Benefits paid to participants                                   (298,805)    (1,042,414)
Interest expense                                                 (47,070)       (61,272)
                                                              ----------     ----------
Net Assets at End of Year                                     $5,443,674     $5,666,823
                                                              ==========     ==========

NOTE E - CHANGES IN THE PLAN

Effective February 1, 1998, the Company acquired substantially all of the net assets of Nuclear Cooling, Inc., d/b/a Marlo Coil. Marlo Coil had previously sponsored the Marlo Coil Employees Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in October 1996. As of June 30, 1998, the Marlo Coil Employees Retirement Plan had net assets available for plan benefits totaling $5,999,140. Effective July 1, 1998, this plan was merged into the Engineered Support Systems, Inc. Employee Stock Ownership Plan.

Effective June 24, 1998, the Company acquired all of the outstanding stock of Keco Industries, Inc. (Keco). Keco had previously sponsored the Keco Industries 401(k) Profit Sharing Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in August 1993. As of February 28, 1999, the Keco Industries 401(k) Profit Sharing Plan had net assets available for plan benefits totaling $6,633,179. Effective March 1, 1999, this plan was merged into the Engineered Support Systems, Inc. Employee Stock Ownership Plan.

The Plan has pledged shares of the Company's common stock, purchased with bank loan proceeds, as collateral for the loan. Each year, the bank releases a proportionate number of shares equal to the ratio of principal and interest paid during the year to the total of principal and interest paid and to be paid on the loan. The shares released are allocated to the participant accounts in relation to each participant's compensation to total participant compensation for the year. At December 31, 1999, 48,176 shares of the Company's common stock with a fair value of $578,112 are held in suspense and are pledged as collateral for the bank loan. 14,707 and 15,883 shares of the Company's common stock were released from suspense and allocated to participant accounts for the years ended December 31, 1999 and 1998, respectively.

NOTE F - INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal Revenue Service dated September 20, 1996 indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a). Therefore, it is the opinion of the Plan Administrator that, as of December 31, 1999, the Plan is in compliance with section 401(a) of the Internal Revenue Code and is exempt under the provisions of section 501(a). Thus, provision for a federal income tax is not required in the accompanying financial statements.

Participants are not subject to federal income tax on amounts contributed to their accounts under the 401(k) provisions of the Plan, or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by the participants.

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
                                            Engineered Support Systems, Inc.
                                             Employee Stock Ownership Plan

                                                       Schedule I

                                    Schedule of Assets Held for Investment Purposes

                                              Year Ended December 31, 1999


  (a)   (b)                                 (c) Description of Asset                        (d) Cost         (e) Current Value
-----------------------------------------------------------------------------------------------------------------------------------
  <F*>  Engineered Support Systems, Inc.    Common Stock, $.01 par value                    $4,606,842       $9,194,988

        Small Company Growth Portfolio      Equity Fund managed by Credit Suisse Asset
                                            Management                                         889,741        1,330,782

        Capital Growth Portfolio            Equity Fund managed by Montag & Caldwell         4,245,621        5,312,592

        Overseas Equity Portfolio           Non-U.S. Equity Fund managed by Brandes
                                            Investment Partners                              2,027,925        2,980,350

        Mid-Cap Value Portfolio             Equity Fund managed by Ariel Capital
                                            Management, Inc.                                   877,064        1,116,005

        Large Company Value Portfolio       Equity Fund managed by Scudder Kemper
                                            Investments                                      4,032,518        3,758,746

        Strategic Bond Portfolio            Fixed Income Fund managed by Lazard Asset
                                            Management                                         771,277          774,833

        Guaranteed Investment               Fund investing in fixed income securities,
          Contract Portfolio                primarily insurance and bank investment
                                            contracts, and managed by Mitchell Hutchins
                                            Asset Management                                 1,540,553        1,710,434

        Participant Loans                   Loans to Plan participants bearing interest
                                            rates from 8.75% to 10.00% with remaining
                                            maturities of 1 month to 5 years.                  677,099          677,099


<F*> Investments in securities of parties-in-interest to the Plan





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
                                            Engineered Support Systems, Inc.
                                             Employee Stock Ownership Plan

                                                      Schedule II

                                        Schedule of Reportable Transactions<F1>

                                              Year Ended December 31, 1999


                                                                                                             (h) Current
                                                                                    (f) Expense             value of asset  (i) Net
(a) Identity of           (b) Description    (c) Purchase  (d) Selling  (e) Lease  incurred with  (g) Cost  on transaction  gain or
party involved               of Asset            Price        Price       Rental    transaction   of asset       date       (loss)
------------------------  ---------------    --------------------------------------------------------------------------------------
Series of Transactions
------------------------
Engineered Support        Engineered
  Systems, Inc.           Support Systems,
                          Inc. common stock   $1,140,398       $ -         $ -         $ -       $1,140,398   $1,140,398     $ -




<F1> Transactions or series of transaction in excess of five percent of the current value of the Plan's assets as of
     December 31, 1998 as defined in Section 2520.103-6 of the Department of Labor Rules & Regulations for Reporting
     and Disclosure under ERISA

















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


CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-14504) of our report dated June 23, 2000 relating to the financial statements and schedules of Engineered Support Systems, Inc. Employee Stock Ownership Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

St. Louis, Missouri
June 28, 2000